ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

December 22, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Ashmore Funds Registration Statement on Form N-1A

Dear Ms. Hatch,

On behalf of Ashmore Funds, a Massachusetts business trust (the “Trust”), we are today filing, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed to register the offering of Class A and Class C shares of each of Ashmore Emerging Markets Corporate Debt Fund, Ashmore Emerging Markets Local Currency Fund, Ashmore Emerging Markets Local Currency Bond Fund, Ashmore Emerging Markets Sovereign Debt Fund and Ashmore Emerging Markets Total Return Fund.

No fees are required in connection with this filing. Please direct any questions regarding the enclosed materials to the undersigned at (202) 508-4632.

Sincerely,

/s/ Jeremy C. Smith
Jeremy C. Smith

cc:	Alexandra Autrey, Ashmore Investment Management Limited
David Sullivan, Ropes & Gray LLP
Jessica Reece, Ropes & Gray LLP